September 17, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Shang Hide Consultants, Ltd. Form 10-12g Filed July 28, 2010 File No. 000-54050

To Whom It May Concern:

In response to your letter dated August 24, 2010 we provide the following:

Business of Issuer, page 1

1.
We note your disclosure in the third paragraph under business of issuer that Mr. Weigel and Mr. Bailey will analyze new business opportunities for you. Please revise here and elsewhere as appropriate to briefly describe Mr. Weigel’s and Mr. Bailey’s experience identifying and conducting reverse mergers and other transactions as contemplated by you.

Mr. Bailey and Mr. Weigel’s experience in identifying and conducting reverse mergers and other transactions relates to their experience in providing audit and advisory services to small and intermediate size companies contemplating similar transactions.  Through this experience they have gained significant knowledge of and contacts with others throughout the United States in industries, such as investment banking, typically involved in these types of transactions.

We intend to include the enhanced disclosure of the specific business experience of Mr. Weigel and Mr. Bailey in this regard in our upcoming Form 10-Q filing for the period ended September 30, 2010 and subsequent filings.

Based on the Company’s current structure, limited assets, and investor base we do not believe amending our Form 10 as filed for the additional disclosure would positively or negatively influence any potential investor.

Risk Factors, page 3

2.
Please clarify your reference to the “SEC rule” to which you would be subject as described in the second risk factor on page seven. For example, if you are referring to the penny stock rules governing broker-dealers, state as much and provide a brief explanation of the consequences of such regulations on the company and its stock. For example, consider the effect it may have on the liquidity of your stock.

We intend to make the applicable disclosure in our upcoming Form 10-Q filing for the period ended September 30, 2010 and subsequent filings.

At the present time, based on current disclosures in our risk factors that there is “The Company is not aware of any market activity in its Common Stock since its inception through the date of the filing” and on page 7 under Risks Related to our Stockholders and Shares of Common Stock in “There is currently no trading market for our Common Stock and liquidity of our Common Stock is limited….not registered under the securities laws of any or jurisdiction, and accordingly there is no public trading market for the common stock”, we believe we have adequately disclosed the illiquidity of our stock.  Finally, at the present time, the date of the filing, and as of June 30, 2010 100% of the outstanding stock was held by officers and directors.

3.
We note your disclosure in the first paragraph on page 11 regarding the risk of the company’s lack of diversification. Consider adding a risk factor relating to your potential lack of diversification after consummating a business combination.

We believe, in light of the of the current status of the Company, that adding forward looking information in the nature of a business combination may mis-lead potential investors to believe we have identified a potential target, therefore, adding this disclosure is not appropriate at the present time.

Management’s Discussion and Analysis, page 10

4.
You state in the second and third paragraph of this section that you believe you will be able to meet expected costs over the next twelve months through the use of funds in your treasury and additional amounts to be loaned by or invested by your stockholders. You also state in the third paragraph that “[c]urrently” your ability to continue as going concern depends on generating profitable operations or obtaining necessary financing. Please provide additional disclosure about the length of time you estimate you can continue as a going concern without consummating a business combination, generating profitable operations or obtaining third-party financing. Furthermore, described any anticipated loans or investments by your stockholders, management or other investors.

We believe, in light of the of the current status of the Company, that disclosing the length of time we can continue as a going concern beyond twelve months is too forward looking and mis-leading to potential investors.  Further, at the present time, as of the date of the filing, and the balance sheet date there were no anticipated loans or investments by stockholders, management, or other investors.

We intend to enhance the disclosures as applicable in future filings upon developments throughout the next twelve months.

Security Ownership of Certain Beneficial Owners and Management, page 11

5.
Please provide the information in this section as of the “ most recent practicable date” as called for by Item 403 of Regulation S-K or advise us of why this is not practicable to provide this information as of a date later than June 30, 2010. It is unclear why such date would be the most recent practicable  date given your small numbers of shareholders an your disclosure that management holds the majority of your shares.

The beneficial ownership of the Company had remained the same from inception, at June 30, 2010, and through the present.  In future filings we will provide the information as of the “most recent practicable date”.

6.
We note that one of your shareholders, “Red Queen, S.A.” is listed with a Nevada address, but the Nevada Secretary of State’s office does not appear to have it listed as a domestic or foreign entity. Please advise.

Red Queen, S.A is a dba for Michael Morrison.  Our future filings will indicate this as such.

7.	Please provide the names of the beneficial owners of Red Queen, S.A

The beneficial owner of Red Queen, S.A is Michael Morrison, Esquire which will be reflected in our future filings.

Directors and Executive Officers, page 12

8.
Please proved the year when Mr. Weigel started working at Mark Bailey & Company, Ltd. Also clarify whether Mr. Weigel worked at Morgan Stanley until he started his position at Thomas Havey, LLP. See Item 401 (e)(1) of Regulation S-K.

We believe the present disclosures have met the requirements of Item 401(e)(1) of S-K to provide the business experience of Mr. Weigel during the past five years and beyond.  Supplementally, and in future filings, we will clarify the included information as to when Mr. Weigel began working at Mark Bailey & Company from 2004 through the present; and that Mr. Weigel left Morgan Stanley in 2000 to start his position with Thomas Havey in 2000.

9.
Please revise your disclosure regarding Mr. Bailey’s business experience to provide brief description of the principal business of Arthur Young & Company and the year in which Mr. Bailey became Bailey & Company, Ltd.’s managing partner. See Item 401(e)(1) of Regulation S-K

We believe the present disclosures have met the requirements of Item 401(e)(1) of S-K to provide the business experience of Mr. Bailey during the past five years and beyond.  Supplementally, and in future filings, we will clarify the included information as to Mr. Bailey as follows: Arthur Young and Company is the predecessor accounting firm to the Big 4 Firm Ernst and Young; and that Mr. Bailey has been the managing partner since the inception of Mark Bailey & Company in 1984 (1984 is currently disclosed as is the fact that Mr. Bailey is the founder).

10.
Describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Weigel and Mr. Bailey should serve as directors in light of your business and structure. See 401(e)(1) of Regulation S-K.

Mr. Bailey and Mr. Weigel’s experience in identifying and conducting reverse mergers and other transactions relates to their experience in providing audit and advisory services to small and intermediate size companies contemplating similar transactions.  Through this experience they have gained significant knowledge of and contacts with others throughout the United States in industries, such as investment banking, typically involved in these types of transactions.

We intend to include the enhanced disclosure of the specific business experience of Mr. Weigel and Mr. Bailey in this regard in our upcoming Form 10-Q filing for the period ended September 30, 2010 and subsequent filings.

Based on the Company’s current structure, limited assets, and investor base we do not believe amending our Form 10 as filed for the additional disclosure would positively or negatively influence any potential investor.

11.
Please provide a description, if applicable, of previous blank check companies with which your officers and directors have been involved. Material information with respect to any such companies that should be provided, includes, but not limited to, their names, file names for filing with us, the nature of their filings to date, whether they have entered into business combinations or similar transactions, their current filing status, the markets on which they are traded, if any, and any benefits received by your officers or directors from such blank check companies in connection with, or following, any business combinations or similar transactions.

Our officers and directors have not been involved with blank check companies in an officer or director capacity.  Previous involvement of our officers and directors with blank check Companies consisted of providing legal and accounting services to third parties, therefore we believe this description is not applicable.

12.
Your disclosure of legal proceedings in the first paragraph of page 14 appears to be limited to five years with respect to directors and executive officers. Please note that the disclosure required by 401(f) of Regulation S-K requires such disclosure for the past ten years with respect to your directors and executive offers, which differs from the five year period called for by paragraph (g) of such Item.

There have been no applicable legal proceedings with respect to directors and executive officers for the past ten years as defined by 401(f) of Regulation S-K, therefore, we do not believe there is a material change in the Form 10 as filed.  Our future filings will indicate the applicable ten year period.

Certain relationships and Related Transactions, and Director Independence, page 15

13.	With a view to disclosure, please advise us whether any of your shareholders needs to be described pursuant to Item 404(c) of Regulation S-K.

None of our shareholders needs to be described pursuant to Item 404(c) of Regulation S-K.  We will include enhanced disclosures to this effect in future filings.

14.	Please disclose the information found in Note 4 to your financial statements in this section. The $555 amount appears to meet the one percent threshold set forth in Item 404(d) of Regulation S-K.

We concur that the $555 meets the one percent threshold set forth in Item 404(d) of Regulation S-K, however, we believe the transaction is adequately disclosed in the footnotes to the financial statements.

Supplementally, the transaction was consummated directly with the State of Nevada in order to form the Company inclusive of opening a bank account.  Further, the transaction was approved by the Board and 100% of the shareholders.

We will make the additional disclosures in future filings provided they continue to meet the required threshold in accordance with Item 404(d) of Regulation S-K.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 15

15.
Please revise this section, if true, to state that there is no established public trading market for you public stock, as required by Item 201(a)(1)(i) of Regulation S-K. Also, please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

We believe we have made the appropriate disclosure related Item 201(a)(1)(i) on page 15 as follows:  “The Company is not aware of any market activity in its Common Stock since its inception through the date of the filing”.  This is further disclosed on page 7 under Risks Related to our Stockholders and Shares of Common Stock in “There is currently no trading market for our Common Stock and liquidity of our Common Stock is limited….not registered under the securities laws of any or jurisdiction, and accordingly there is no public trading market for the common stock”.

As noted above, we do not have an established market and we previously disclosed that we were not aware of any market activity, therefore, we believe we are in compliance with Item 201(a)(2) of Regulation S-K.

Statement of Changes in Stockholders’ Equity, page F-5

16.	Please revise the second column of your statement of changes in stockholders’ equity to show the $15,000 par value amount for the 15,000,000 shares you sold at $0.001 per share.

We intend to include the omission in future filings.  The amount is currently disclosed on the balance sheet.

Notes to the Financial Statements, page F-7

17.
Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

The required disclosure contained in FASB ASC 855-10-1 does not apply SEC filers.  We believe that we became an SEC filer on the date the Form 10 was filed, and therefore not required to make the this disclosure.

Supplementally there have been no subsequent events from the balance sheet through the present.

In responding to the above comments we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Marty Weigel

Marty Weigel, CPA